CPI AERO

CPI Aerostructures, Inc. 2005 Annual Report



New Dimensions For Growth...Securing Strategic Opportunities

C-5A GALAXY MH-60S HELICOPTER T-38 TALON F-16 A-10 THUNDERBO





ABOUT THE COMPANY

CPI Aerostructures, Inc. is engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the armed forces. In conjunction with its assembly operations, CPI provides engineering, technical and program management services. Among the key programs that CPI supplies are the C-5A Galaxy cargo jet, the T-38 Talon jet trainer, the A-10 Thunderbolt attack jet and the E-3 Sentry AWACS jet. CPI has over 25 years of experience with over 2,100 contracts completed.

-3 Orion E-3 Sentry : Opening New Fields of Opportunity



Contents

IN JUNE, OUR PRESIDENT AND CEO, EDWARD FRED WAS NAMED WINNER OF THE ERNST & YOUNG METROPOILTAN NEW YORK ENTREPRENEUR OF THE YEAR® 2005 AWARD, IN THE MANUFACTURING CATEGORY.

LETTER TO SHAREHOLDERS

Although our 2005 financial results were somewhat disappointing, viewed in the context of our historical performance and our longer term business goals, we are forging ahead to position CPI Aero both as a prime defense contractor and as a subcontractor to the nation's leading defense contractors. While growth was not achieved in 2005, we recorded the third highest revenue and the fourth highest income from operations in CPI Aero's 26-year history.

Notwithstanding defense budget increases and the Department of Defense's commitment to maintaining support for aging aircraft, as affirmed in the DoD's recently completed 2006 Quadrennial Defense Review, there has been a significant slowdown in government contract awards as well as releases under previously awarded contracts. Faced with the uncertainties of appropriations and timing of contract awards and releases under previously awarded contracts, a key element of our strategy has been to expand our activities to include operating as a subcontractor to leading aerospace prime contractors.

As CPI Aero has been a subcontractor to the leading aerospace primes for many years, our aggressive pursuit of this business is well within our abilities and core competency. We currently have several proposals of significant size outstanding to the leading prime contractors. While the slowdown in government contract awards also has affected the industry giants, they are able to bid on and receive contract awards for programs that are beyond the scope of our capabilities and resources. By partnering with these organizations, we believe that we can take advantage of additional market opportunities and reduce the impact of the slowdown in government contract awards and releases on our business.

To summarize some of our more recent subcontracting successes, in June 2005 we were selected by Northrop Grumman Integrated Systems to manufacture the pod structural housing for the U.S. Navy's airborne-laser mine-detection system. Orders under this subcontract are valued at $1.166 million. Additionally, we were selected by Lockheed Martin Aircraft and Logistics Centers to supply longerons for the U.S. Navy's P-3 "Orion" aircraft. Longerons are load-bearing, fore to aft structural portions of the engine nacelle. This five-year indefinite delivery, indefinite quantity subcontract is for up to 63 ship sets of longerons at a price not to exceed $13.3 million. Lastly, in October 2005, Vought Aircraft Industries, Inc. selected us to supply 17 more parts for the C-5 Galaxy aircraft, including metal-bonded parts and subassemblies. These parts are in addition to the 14 parts that Vought had selected CPI Aero to produce as a critical subcontractor last year.



Edward J. Fred

Eric Rosenfeld

In July/August 2005, CPI Aero was listed among the 100 fastest growing small companies in Fortune Small Business and in October 2005, CPI Aero was selected as one of the 200 Best Small Companies by Forbes magazine.

While contract awards declined from approximately $35 million in 2004 to $16.6 million in 2005, CPI Aero had a 13% success rate on the bids awarded, which continues to be well above the industry average of 5%. We are well positioned to resume a higher level of production and performance on the larger releases should they be awarded.

Based on the in-house work currently slated for delivery in 2006, we currently project that revenue for 2006 will be approximately $25 million, with net income in the range of approximately $2 million. These projections assume receipt of no major awards, but simply the "normal" type of awards on which we historically bid. However, the receipt of any major award or multiple successes, a return to the historic ordering pattern of the U.S. Government or significant releases on our previously awarded contracts will alter these projections significantly.

In conclusion, we would like to thank all of the members of our organization who have contributed to our successes in the past. We are grateful for the support and confidence of our shareholders, and remain committed to increasing shareholder value by positioning CPI Aero to do what we do best, providing our government and our aerospace/defense customers with value-added engineering and quality on-time delivery.

Sincerely yours,

Edward J. Fred
Chief Executive Officer and President

Eric Rosenfeld
Chairman of the Board of Directors

NEW DIMENSIONS FOR GROWTH

WE HAVE PROGRAM MANAGEMENT AND TECHNICAL EXPERTISE COMPATIBLE WITH THE MAJOR AEROSPACE PRIME CONTRACTORS, BUT ARE STRUCTURED TO MANAGE PROJECTS THAT ARE TOO TECHNICALLY COMPLEX FOR THE NORMAL SMALL BUSINESS, AND TOO SMALL TO BE ECONOMICALLY FEASIBLE FOR THE MAJOR PRIME CONTRACTORS.


CC
27FW






It is a large market place, one in which we excel, and where we see vastly expanding opportunities.

Our vision for CPI's future is to remain focused on our target market supplying structural parts such as skin panels, leading edges, flight control surfaces, engine components, wing tips, cowl doors, nacelle assemblies and inlet assemblies for long-lived military aircraft, most notably the C-5A "Galaxy" cargo jet, the T-38 "Talon" jet trainer, the C-130 "Hercules" cargo jet, the A-10 "Thunderbolt" or "Warthog" attack jet and the E-3 "Sentry" AWACS jet. In addition to being a prime contractor supplying the United States Air Force, other branches of the armed forces and related agencies, we now have started to increase our customer base by pursuing subcontracting work from leading major aerospace prime contractors.

Because the leading major prime contractors are able to bid on larger contracts than we are, because of our small size, we believe that pursuing such opportunities will enable us to access programs that we would not otherwise be able to effectively complete. It is a large market place, one in which we excel, and where we see vastly expanding opportunities.

With the capabilities we have in-house or at our disposal, we also are tracking larger, longer-term and more complex projects. Typically, these projects require more substantial and sophisticated proposals, and award grants generally take some time. But once awarded, they add recurring, predictable revenue and allow us to enjoy efficiencies in purchasing, tooling and staffing.


FARO




AIR MOBILITY COMMAND

Securing Strategic Opportunities

CPI was selected by Vought Aircraft Industries, Inc. to supply 17 more parts for the C-5 Galaxy aircraft, including metal-bonded parts and subassemblies. These parts are in addition to the 14 parts that Vought had selected CPI Aero to produce as a critical subcontractor approximately one year ago.

Our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products, is what defines CPI.

CPI has carved out a special niche within the multi-billion dollar aerospace/defense industry as a U.S. Government military contractor. Whether for standard replacement requirements or for major modification programs, our contracts are generally for subassemblies in which a series of parts are assembled together to form a larger unit that comprises a part of a complex aerodynamic structure.

Our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products, is what defines CPI. We have a management team and workforce with expansive experience with industry leaders, such as Grumman, Lockheed and Fairchild. With 72 employees at year-end, we also have been able to take advantage of small business set asides earmarked for companies with less than 1,000 employees, both as a prime manufacturer and as a subcontractor.

By focusing on our strengths in the arenas in which we excel, we have every reason to believe that our goal of increasing our contract awards, which form the basis of increasing revenue and profit, will continue.

Additionally, we are also now a major subcontractor to such aerospace and defense industry giants as Lockheed Martin, Vought and Northrop Grumman.

ALL KEY PERSONNEL HAVE SIGNIFICANT EXPERIENCE IN AEROSPACE AND A STRONG CAPABILITY IN THE MANAGEMENT OF ALL PHASES OF A PROGRAM. THIS CONCENTRATION OF EXPERTISE IN A SMALL BUSINESS ENVIRONMENT CAN PROVIDE LOW-COST, ON SCHEDULE, QUALITY PERFORMANCE WITH MINIMAL CUSTOMER INVOLVEMENT.

Our skills include program management, engineering, tool design and fabrication, logistics and data management, configuration control through final assembly and test.



With our quality certifications, including ISO 9001:2000 and the AS9100 Aerospace Standard, our direct business with branches of the military, and our portfolio of large contractor skills, we are viewed as a prime military contractor. These skills include program management, engineering, tool design and fabrication, logistics and data management, configuration control through final assembly and test.

The government asks for requests for proposals on thousands of contracts annually, from food to computers. That is why we generally use outside consultants who are cognizant of the contracts being put out for bid, and knowledgeable of CPI's core strengths, to identify those where we have a good chance of success. We also use on-site consultants, with prior experience in procurement, at the three Air Force Air Logistics Centers and at Defense Supply Center Richmond ("DSCR"), where the purchasing and ordering of replacement and modification parts is done. The consultants notify us of large contracts that might be on the horizon so that we can prepare accordingly. Additionally, we have agreements with a number of sales representatives to market our products to a broader base of customers.

Finally, nothing is more telling about our business execution than the caliber of our customer list and the numerous commendations they have bestowed on us. In addition to serving the DSCR, noted above, we are very proud to be counted as a supplier to the Wright-Patterson Air Force Base (AFB), Warner Robins AFB, Tinker AFB, NAVICP, Hill AFB, the U.S. Army, Redstone, and major aerospace/defense companies.


ECLIPSE





Selected Financial Data

Statement of Operations Data:	2005	2004	2003	2002	2001
			Year ended December 31,		
Revenue	$25,526,404	$30,269,030	$ 27,288,035	$23,999,257	$ 15,024,027
Income from operations	2,670,284	6,870,846	5,827,610	5,009,720	2,589,342
Net income (loss)	$ 1,519,433	$ 5,076,031	$ 8,393,278	$ 4,444,624	$(11,638,119)
Income per common share – basic	$ 0.28	$ 0.94	$ 1.72	$ 1.63	$ (4.39)
Income per common share – diluted	$ 0.25	$ 0.83	$ 1.56	$ 1.40	---
Balance Sheet Data:					
Cash	$ 877,182	$ 1,756,350	$ 2,794,310	$ 91,937	$ 180,578
Total assets	32,687,784	30,759,124	23,939,090	15,604,746	13,830,697
Working capital (deficiency)	26,029,916	24,396,402	19,319,374	1,975,574	(2,812,657)
Short term debt	87,617	83,144	7,303	8,024,160	11,307,384
Long term debt	42,188	129,276	26,311	40,192	---
Shareholders' equity (deficiency)	27,162,272	25,416,388	19,832,803	2,337,536	(2,354,171)
Total liabilities and shareholders' equity	32,687,784	30,759,124	23,939,090	15,604,746	13,830,697

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "management expects" or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. As such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The risks are included in "Item 1A: Risk Factors" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Form 10-K, filed with the SEC. We have no obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

You should read the financial information set forth below in conjunction with our financial statements and notes. Except as otherwise indicated, the following discussion does not include the results of operations of Kolar, Inc., which have been reclassified as discontinued operations.

Business Operations

Our operations consist of the design and production of structural aircraft parts principally for the United States Air Force and other branches of the U.S. armed forces. We also provide aircraft parts to the commercial sector of the aircraft industry, but we are not currently pursuing business in this sector.

We compete with other prime contractors to win contracts through a process of competitive bidding. Additionally, we bid on subcontract work to leading aerospace prime contractors. This is a field of opportunity that has opened up to us over the past two years.

After winning a contract, the length of the contract varies but is typically between one and two years for U.S. government contracts (although our T-38 contract and our C-5 TOP contract are for periods of 10 years and 7 years, respectively), and up to 10 years for commercial contracts. Our one commercial contract has an indefinite life. Except in cases where contract terms permit us to bill on a progress basis, we must incur upfront costs in producing assemblies and bill our customers upon delivery. Because of the upfront costs incurred, the timing of our billings and the nature of the percentage-of-completion method of accounting described below, there can be a significant disparity between the periods in which (a) costs are expended, (b) revenue and earnings are recorded and (c) cash is received.

Critical Accounting Policies

Revenue Recognition

We recognize revenue from our contracts over the contractual period under the percentage-of-completion (POC) method of accounting. Under the POC method of accounting, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Costs and estimated earnings in excess of billings on uncompleted contracts." Contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and estimated earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. As a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting; however, we cannot assure you that our estimates will be accurate. If our estimates are not accurate or a contract is terminated, we will be forced to adjust revenue in later periods. Furthermore, even if our estimates are accurate, we may have a shortfall in our cash flow and we may need to borrow money to pay taxes until the reported earnings materialize to actual cash receipts.

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), "Share-Based Payment", which amends FASB Statement No. 123 and was effective for public companies for interim or annual periods beginning after June 15, 2005. The new standard requires us to expense employee stock options and other share-based payments. We will value our stock option expense using the Black-Scholes options pricing model.

Results of Operations

Year Ended December 31, 2005 as Compared to the Year Ended December 31, 2004

Revenue. Our revenue for the year ended December 31, 2005 was $25,526,404 compared to $30,269,030 for 2004, representing a decrease of $4,742,626 or 16%. This decrease was due to fewer contracts in 2005 as compared to 2004 and a less favorable product mix.

Gross profit. Gross profit for the year ended December 31, 2005 was $6,013,013, compared to $10,295,799 for 2004, a decrease of $4,282,786 or 42%. Gross profit as a percentage of revenue for the year ended December 31, 2005 was 24% compared to 34% for December 31, 2004. Gross profit percentage declined for a number of reasons, including rework costs related to a first article rejection, increased factory overhead related to our move to new, larger facilities and related utility and maintenance costs, and higher indirect labor costs. The increased level of factory overhead and indirect labor have been maintained in anticipation of releases on contracts, including the C-5 TOP contract, that we already have been awarded and the receipt of any additional awards on some of our major outstanding bids. If these events are not forthcoming, we plan on reassessing this position.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2005 were $3,342,729, compared to $3,424,953 for 2004, a decrease of $82,224, or 2%. This decrease reflects a decrease of approximately $240,000 in officers' bonuses, offset by an increase in expenses related to our efforts to sell to prime contractors.

Interest Expense. Interest expense for the year ended December 31, 2005 was $18,314, compared to $8,109 for 2004, an increase of $10,205, or 126%. Interest expense is considered immaterial to our operations in both 2005 and 2004.

Income from operations. Income from operations for the year ended December 31, 2005 was $2,670,284 compared to income from operations of $6,870,846 for the year ended December 31, 2004, a decrease of $4,200,562, or 61%. The decrease was due to the decrease in gross profit decribed earlier and increases in expenses related to our efforts to sell to prime contractors.

Income from continuing operations. Income from continuing operations for the year ended December 31, 2005 was $2,657,433 compared to income from continuing operations for the year ended December 31, 2004 of $6,870,031, a decrease of $4,212,598, or 61%. The decrease was due to the decrease in gross profit described earlier and increases in expenses related to our efforts to sell to prime contractors. The 2005 results include income taxes computed at an effective tax rate of 43% compared to 26% for 2004. The increase was the result of us utilizing our remaining state net operating loss carryforward at the beginning of 2005. Basic income per share for the year ended December 31, 2005 was $0.28 on an average of 5,422,101 shares outstanding, compared to $0.94 per share from continuing operations on an average of 5,386,595 shares outstanding for the year ended December 31, 2004.

Year Ended December 31, 2004 as Compared to the Year Ended December 31, 2003

Revenue. Our revenue for the year ended December 31, 2004 was $30,269,030 compared to $27,288,035 for 2003, representing an increase of $2,980,995 or 11%. This increase was due to our company winning more than 200 new contract awards in 2004 totaling $17.9 million.

Gross profit. Gross profit for the year ended December 31, 2004 was $10,295,799, compared to $9,004,783 for 2003, an increase of $1,291,016 or 14%. Gross profit as a percentage of revenue for the year ended December 31, 2004 was 34% compared to 33% for the same period last year, due primarily to a more profitable sales mix.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2004 were $3,424,953, compared to $3,177,173 for 2003, an increase of $247,780, or 8%. This increase is primarily attributable to costs of approximately $102,000 incurred due to the relocation of our facilities, an increase of $80,000 in salaries due to the hiring of additional administrative employees and an increase of approximately $70,000 in travel costs.

Interest Expense. Interest expense for the year ended December 31, 2004 was $8,109, compared to $148,006 for 2003, a decrease of $139,897, or 95%. The decrease in interest expense resulted from the repayment of debt using the proceeds of our February 2003 public offering.

Income from continuing operations. Income from continuing operations for the year ended December 31, 2004 was $6,870,031 compared to income from continuing operations for the year ended December 31, 2003 of $8,127,043 which includes a gain on extinguishment of debt of $2,431,233, a decrease of $1,257,012 or 15%. The 2004 results include income taxes computed at an effective tax rate of 26% because we utilized all of our remaining net operating loss carryforward for federal income tax purposes, approximately $4,400,000. Basic income per share for the year ended December 31, 2004 was $0.94 on an average of 5,386,595 shares outstanding, compared to $1.63 per share from continuing operations on an average of 4,872,255 shares outstanding for the year ended December 31, 2003.

Liquidity and Capital Resources

General

At December 31, 2005, we had working capital of $26,531,916 compared to $24,396,402 at December 31, 2004, an increase of $2,135,514, or 9%.

Cash Flow

A large portion of our cash is used in paying for materials and processing costs associated with contracts that are in process and which do not provide for progress payments. Additionally, contracts that permit us to bill on a progress basis must be classified as "on time" for us to apply for progress payments. Due to some delays in deliveries from three of our approximately 100 vendors, we are presently late on two of our contracts, which precludes us from applying for progress payments on these contracts. During the year ended December 31, 2005, we incurred approximately $2,358,000 of costs related to contracts in excess of the amounts that we were permitted to bill on such contracts. These costs are components of "Costs and estimated earnings in excess of billings on uncompleted contracts" on our balance sheet and represent the aggregate costs and related earnings for uncompleted contracts for which the customer has not yet been billed. These costs and earnings are recovered upon shipment of products and presentation of billings in accordance with contract terms.

Because the POC method of accounting requires us to use estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. Accordingly, it is possible that we may have a shortfall in our cash flow and may need to borrow money until the reported earnings materialize to actual cash receipts.

JP Morgan Chase Credit Facility

In September 2003, we entered into a three-year, $5 million revolving credit facility with JP Morgan Chase Bank, secured by our assets. The facility specifies interest rates that range between the Prime Rate and 225 basis points over LIBOR, depending on certain terms and conditions. The facility requires us to maintain specified levels of working capital and other financial ratios as defined. As of December 31, 2005, we had not borrowed any funds pursuant to this facility. The Company's line of credit with JPMorgan Chase expires in September 2006. We anticipate either extending the line or securing a new line of credit prior to September 2006.

We believe that our existing resources, together with the availability under our credit facility, will be sufficient to meet our current working capital needs for at least the next 12 months.

Contractual Obligations

The table below summarizes information about our contractual obligations as of December 31, 2005 and the effects these obligations are expected to have on our liquidity and cash flow in the future years.

Payments Due By Period ($)

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-Term Debt	0	0	0	0	0
Capital Lease Obligations	129,805	87,617	42,188	0	0
Operating Leases	3,923,955	386,250	807,610	856,794	1,873,301
Employment Agreement Compensation**	1,329,020	895,870	433,150	0	0
Total Contractual Cash Obligations	5,382,780	1,369,737	1,282,948	856,794	1,873,301

**The employment agreements provide for bonus payments that are excluded from these amounts.

Inflation

Inflation historically has not had a material effect on our operations.

Balance Sheet

Year ended December 31,	2005	2004
Assets		
Current Assets:		
Cash	$ 877,182	$ 1,756,350
Accounts receivable	1,849,796	1,641,002
Costs and estimated earnings in excess of billings on uncompleted contracts	28,389,202	26,030,507
Prepaid expenses and other current assets	342,165	182,003
Total current assets	31,458,345	29,609,862
Plant and equipment, net	962,209	882,758
Deferred tax assets	24,000	---
Other assets	243,230	266,504
Total Assets	$32,687,784	$30,759,124
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 4,559,181	$ 4,332,255
Accrued expenses	146,521	525,061
Current portion of long-term debt	87,617	83,144
Deferred income taxes	502,000	144,000
Income taxes payable	133,110	129,000
Total current liabilities	5,428,429	5,213,460
Long-term debt, net of current portion	42,188	129,276
Other liabilities	54,895	---
Total Liabilities	5,525,512	5,342,736
Commitments		
Shareholders' Equity:		
Common stock --- $.001 par value; authorized 50,000,000 shares, issued 5,475,057 and 5,443,415 shares, respectively, and outstanding 5,444,042 and 5,412,400 shares, respectively	5,475	5,443
Additional paid-in capital	22,768,135	22,541,716
Retained earnings	4,709,518	3,190,085
Treasury stock, 31,015 shares of common stock (at cost)	(320,856)	(320,856)
Total Shareholders' Equity	27,162,272	25,416,388
Total Liabilities and Shareholders' Equity	$32,687,784	$30,759,124

See Notes to Financial Statements

Statement of Income

Year ended December 31,	2005	2004	2003
Revenue	$25,526,404	$30,269,030	$ 27,288,035
Cost of sales	19,513,391	19,973,231	18,283,252
Gross profit	6,013,013	10,295,799	9,004,783
Selling, general and administrative expenses	3,342,729	3,424,953	3,177,173
Income from operations	2,670,284	6,870,846	5,827,610
Other income (expense):			
Interest/other income	5,463	7,294	16,206
Interest expense	(18,314)	(8,109)	(148,006)
Gain on extinguishment of debt	---	---	2,431,233
Total other income (expense), net	(12,851)	(815)	2,299,433
Income from continuing operations	2,657,433	6,870,031	8,127,043
Gain on sale of assets held for sale discontinued operations	---	---	461,235
Income before provision for income taxes	2,657,433	6,870,031	8,588,278
Provision for income taxes	(1,138,000)	(1,794,000)	(195,000)
Net income	$ 1,519,433	$ 5,076,031	$ 8,393,278
Basic net income per common share:			
Income from continuing operations	$ 0.28	$ 0.94	$ 1.63
Income from discontinued operations	---	---	.09
Income per common share --- basic	$ 0.28	$ 0.94	$ 1.72
Diluted net income per common share:			
Income from continuing operations	$ 0.25	$ 0.83	$ 1.47
Income from discontinued operations	---	---	.09
Income per common share --- diluted	$ 0.25	$ 0.83	$ 1.56
Shares used in computing earnings per common share:			
Basic	5,422,101	5,386,595	4,872,255
Diluted	6,114,808	6,096,302	5,382,266

See Notes to Financial Statements

STATEMENT OF SHAREHOLDERS' EQUITY

Years ended December 31, 2005, 2004 and 2003

	Common Shares	Amount	Additional Paid-in Capital	(Accumulated Deficit)/Retained Earnings	Treasury Stock	Shareholders' Equity
Balance at January 1, 2003	2,785,668	$2,786	$12,613,974	$(10,279,224)	---	$2,337,536
Net income	---	---	---	8,393,278	---	8,393,278
Amortization of fair value of warrants issued in conjunction with consulting agreement	---	---	105,354	---	---	105,354
Common stock issued in secondary public offering	2,300,000	2,300	7,756,790	---	---	7,759,090
Common stock issued for bank fees	20,000	20	88,669	---	--	88,689
Common stock issued upon exercise of options and warrants	196,102	196	733,660	---	---	733,856
Tax benefits from stock option plans	---	---	415,000	---	---	415,000
Balance at December 31, 2003	5,301,770	5,302	21,713,447	(1,885,946)	---	19,832,803
Net income	---	---	---	5,076,031	---	5,076,031
Common stock issued upon exercise of options and warrants	138,120	138	371,319	---	---	371,457
Treasury stock	---	---	---	---	$(320,856)	(320,856)
Common stock issued as employee compensation	3,525	3	35,950	---	---	35,953
Tax benefits from stock option plans	---	---	421,000	---	---	421,000
Balance at December 31, 2004	5,443,415	5,443	22,541,716	3,190,085	(320,856)	25,416,388
Net income	---	---	---	1,519,433	---	1,519,433
Common stock issued upon exercise of options	29,667	30	153,263	---	---	153,293
Common stock issued as employee compensation	1,975	2	19,156	---	---	19,158
Tax benefits from stock option plans	---	---	54,000	---	---	54,000
Balance at December 31, 2005	5,475,057	$5,475	$22,768,135	$4,709,518	$(320,856)	$27,162,272

See Notes to Financial Statements

Statement of Cash Flows

Year ended December 31,	2005	2004	2003
Cash flows from operating activities:			
Net income before operations of discontinued segment	$ 1,519,433	$ 5,076,031	$ 7,932,043
Adjustments to reconcile net income before operations of discontinued segment to net cash used in operating activities:			
Depreciation and amortization	193,628	184,355	131,204
Deferred rent	54,895	---	---
Warrants issued for consulting fees	---	---	105,354
Common stock issued for bank fees and employee compensation	19,158	35,953	88,689
Gain on early extinguishment of debt	---	---	(2,431,233)
Gain on sale of assets held for sale --- discontinued operations	---	---	(461,235)
Deferred portion of provision/(benefit) for income taxes	334,000	1,202,000	(407,000)
Tax benefit for stock options	54,000	421,000	415,000
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	(208,794)	106,822	583,951
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(2,358,695)	(8,580,620)	(6,067,781)
Decrease (increase) in prepaid expenses and other current assets	(136,888)	167,326	116,169
Increase in other assets	---	(87,278)	---
Increase (decrease) in accounts payable and accrued expenses	(151,614)	971,643	(1,317,185)
Increase (decrease) in income taxes payable	4,110	(58,000)	187,000
Net cash used in operating activities	(676,767)	(560,768)	(1,125,024)
Cash flows from investing activities ---			
Purchase of plant and equipment	(273,080)	(667,684)	(268,790)
Proceeds from sale of assets held for sale --- discontinued operations	---	---	1,203,146
Net cash provided by (used in) investing activities	(273,080)	(667,684)	934,356
Cash flows from financing activities:			
Proceeds from exercise of stock options	153,293	50,601	733,856
Proceeds from long-term debt	---	170,000	---
Payment of long-term debt	(82,614)	(30,109)	(5,599,505)
Proceeds from public offering	---	---	7,759,090
Net cash provided by financing activities	70,679	190,492	2,893,441
Net increase (decrease) in cash	(879,168)	(1,037,960)	2,702,773
Cash at beginning of year	1,756,350	2,794,310	91,537
Cash at end of year	$ 877,182	$ 1,756,350	$2,794,310
Supplemental schedule of noncash investing and financing activity:			
Plant and equipment acquired through capital lease	$ ---	$ 38,915	$ ---
Stock options proceeds paid through Company's stock	$ ---	$ 320,856	$ ---
Supplemental schedule of cash flow information:			
Cash paid during the year for interest	$ 18,314	$ 8,109	$ 148,006
Cash paid for income taxes:	$ 490,331	$ 199,500	---

See Notes to *Financial Statements*

NOTES TO FINANCIAL STATEMENTS

1. Principal Business Activity and Summary of Significant Accounting Policies:

CPI Aerostructures, Inc.'s ("CPI" or the "Company") operations consist of the design and production of complex aerospace structural subassemblies under U.S. government and commercial contracts. The length of the Company's contracts varies but is typically between one and two years for U.S. government contracts, although our T-38 contract and our C-5 TOP contract are for 10 years and 7 years, respectively. Our one commercial contract has an indefinite life.

CPI's revenue is recognized based on the percentage of completion method of accounting for its contracts measured by the percentage of total costs incurred to date to estimated total costs at completion for each contract. Contract costs include all direct material, labor costs, tooling and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance may result in revisions to costs and income and are recognized in the period in which revisions are determined to be required. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts, included in the accompanying balance sheets, contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year. CPI's recorded revenue may be adjusted in later periods in the event that CPI's cost estimates prove to be inaccurate or a contract is terminated.

Our government contracts are subject to the procurement rules and regulations of the United States government. Many of the contract terms are dictated by these rules and regulations. Specifically, cost-based pricing is determined under the Federal Acquisition Regulations ("FAR"), which provide guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. Government contracts. For example, costs such as those related to charitable contributions, advertising, interest expense, and public relations are unallowable, and therefore not recoverable through sales. During and after the fulfillment of a government contract, we may be audited in respect of the direct and allocated indirect costs attributable thereto. These audits may result in adjustments to our contract costs.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable are reported at their outstanding unpaid principal balances. The Company writes off accounts when they are deemed to be uncollectible. The Company has experienced insignificant amounts of bad debts in such accounts.

Depreciation and amortization of plant and equipment is provided by the straight-line method over the estimated useful lives of the respective assets or the life of the lease, for leasehold improvements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

The Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any such change has occurred. If such changes in circumstance are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and amounts expected to be realized upon its eventual disposition.

The fair value of the Company's short-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the fair value of the Company's short-term debt was not significantly different than the stated value at December 31, 2005.

The Company incurred freight and delivery costs of approximately $164,000, 178,000 and $176,000, respectively, during the years ended December 31, 2005, 2004 and 2003. These costs are included in cost of sales.

Basic earnings per common share is computed using the weighted-average number of shares outstanding.

Notes to Financial Statements (continued)

Diluted earnings per common share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. Incremental shares of 692,707, 727,479 and 510,011 were used in the calculation of diluted earnings per common share in 2005, 2004 and 2003, respectively. Incremental shares of 155,000 and 75,000 were not included in the diluted earnings per share calculations at December 31, 2005 and 2004, respectively, as their exercise price was in excess of the Company's stock price and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation. All shares were included in the diluted earnings per share calculation for December 31, 2003.

The Company has elected to apply Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options issued to employees (intrinsic value) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company's net income and income per common share would have been as follows:

Year ended December 31,	2005	2004	2003
Net income --- as reported	$1,519,433	$5,076,031	$8,393,278
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	483,205	476,865	453,866
Net income --- pro forma	$1,036,228	$4,599,166	$ 7,939,412
Basic income per share --- as reported	$ 0.28	$ 0.94	$ 1.72
Basic income per share --- pro forma	$ 0.19	$ 0.85	$ 1.63
Diluted income per share --- as reported	$ 0.25	$ 0.83	$ 1.56
Diluted income per share --- pro forma	$ 0.17	$ 0.75	$ 1.48

The Company's assumptions used to calculate the fair values of options issued during 2005 were (i) risk-free interest rate of 4.2% , (ii) expected life of 5 years, (iii) expected volatility of 32%, and (iv) expected dividends of zero. In 2004, the Company's assumptions used to calculate the fair values of options issued were (i) risk-free interest rates of 2.74% and 4.00%, (ii) expected life of 5-10 years, (iii) expected volatility of 35%, and (iv) expected dividends of zero. In 2003, the Company's assumptions used to calculate the fair values of options issued were (i) risk-free interest rates of 2.10% and 2.78%, (ii) expected life of 10 years, (iii) expected volatility of 198%, and (iv) expected dividends of zero.

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), "Share-Based Payment", which amends SFAS No. 123 and was effective for public companies for interim or annual periods beginning after June 15, 2005. The new standard requires us to expense employee stock options and other share-based payments. The company will value employee share options using the Black-Scholes options pricing model. The new standard may be adopted in one of three ways --- the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method. At December 31, 2005 there is a deferred expense of $77,752 for the unamortized portion of options issued during 2005, all of which will be expensed in 2006.

2. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts:

At December 31, 2005, costs and estimated earnings in excess of billings on uncompleted contracts (unbilled) consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$41,075,851	$14,400,603	$55,476,454
Estimated earnings	25,430,030	6,273,397	31,703,427
	66,505,881	20,674,000	87,179,881
Less billings to date	39,878,934	18,911,745	58,790,679
Costs and estimated earnings in excess of billings on uncompleted contracts	$26,626,947	$1,762,255	$28,389,202

At December 31, 2004, costs and estimated earnings in excess of billings on uncompleted contracts (unbilled) consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$32,764,584	$13,373,694	$46,138,278
Estimated earnings	20,351,259	6,187,927	26,539,186
	53,115,843	19,561,621	72,677,464
Less billings to date	28,746,944	17,900,013	46,646,957
Costs and estimated earnings in excess of billings on uncompleted contracts	$24,368,899	$1,661,608	$26,030,507

Unbilled costs and estimated earnings are billed in accordance with applicable contract terms. As of December 31, 2005, $ 2,115,000 of the balances above, primarily commercial contracts, are not expected to be collected within one year. There are no amounts billed under retainage provisions.

3. Accounts Receivable:

Accounts receivable consists of trade receivables as follows:

	2005	2004
Billed receivables	$1,517,669	$ 1,540,504
Unbilled receivables on completed contracts	332,127	100,498
	$1,849,796	$ 1,641,002

4. Property, Plant and Equipment:

Property, plant and equipment, at cost, consists of the following:

December 31,	2005	2004	Estimated Useful Life
Machinery and equipment	$ 544,074	522,095	5 to 10 years
Computer equipment	653,013	547,975	5 years
Furniture and fixtures	144,581	124,615	7 years
Automobiles and trucks	23,488	23,488	5 years
Leasehold improvements	609,312	483,213	10 years
	1,974,468	1,701,386	
Less accumulated depreciation and amortization	1,012,259	818,628	
	$ 962,209	$882,758	

Depreciation and amortization expense for the years ended December 31, 2005, 2004 and 2003 was $193,628, $184,355 and $131,204, respectively.

5. Related Party Transactions:

In October 2000, the Company adopted a Greit Plan for the purpose of offering senior management a deferred compensation death benefit plan (the "Plan") that provides a tax-free benefit and which is tax-neutral to the Company. Pursuant to the Plan, the Company made a noninterest-bearing loan to an employee in the amount of $150,000, which was used to purchase the Plan. The Plan has since been terminated. The surrender value has been returned to the employee who has placed the proceeds from the surrender value in an annuity, which will mature to $150,000. Simultaneously, the employee purchased an insurance policy in the amount of $150,000, of which the Company is the sole beneficiary. The loan to the employee will be repaid to the Company upon the maturity date of the annuity or upon the death of the employee, whichever occurs first.

6. Discontinued Operations:

On January 22, 2002, the Company announced a decision made by the board of directors as of December 31, 2001 to close the Kolar facilities located in Ithaca, New York, and liquidate its assets through a public auction of its machinery and equipment and the private sale of its real estate. On February 21, 2002, Kolar sold a substantial portion of its machinery and equipment at an auction conducted by Daley-Hodkin Corporation at Kolar's main facility in Ithaca, New York. In connection with the discontinuance of Kolar's operations, the Company incurred a one-time charge of $10,422,816 related to the write-off of Kolar's assets, net of expected proceeds, and an accrual for estimated losses during the phase-out period. The disposition of Kolar's operations represents a disposal of a business segment under APB Opinion No. 30 in 2001. Accordingly, results of the operation have been classified as discontinued. On July 2, 2003, Kolar's corporate entity was merged into the Company. For business segment reporting purposes, Kolar's business results were previously classified as the "Machining" segment. In 2003, the Company sold the remaining assets for Kolar and recorded a gain of $461,235.

Notes to Financial Statements (continued)

7. Capital lease obligation and credit facility:

Long term debt includes capital leases which expire during 2007. The leases require monthly payments of principal and interest, imputed at an interest rate of 5% and 9% per annum.

Future minimum lease payments under long-term debt are as follows:

Year ending December 31	
2006	$ 87,617
2007	42,188
	129,805
Less current maturities	87,617
Long-term debt, less current maturities	$ 42,188

On January 28, 2003, the Company sold one of the two remaining Kolar buildings and related land for $585,000 and on May 7, 2003, the final building and related land was sold for $190,000. The proceeds were used to repay bank loans.

On February 19, 2003, the Company consummated a public offering of 2,300,000 common shares at a price of $4.00 per share, raising gross and net proceeds of $9,200,000 and $7,759,000, respectively. Approximately $2,433,000 of the net proceeds were used to repay bank loans, $2,700,000 was used to repay the Note Payable - Seller, which had a carrying value plus accrued interest of approximately $5,131,000. Accordingly, the Company recorded a gain of approximately $2,431,000 on the extinguishment of the debt. The remaining net proceeds of approximately $2,631,000 have been used to fund continuing operations.

In September 2003, the Company entered into a three year, $5.0 million revolving credit facility with JP Morgan Chase Bank, secured by the assets of the Company. The facility specifies interest rates that range between the Prime Rate and 225 basis points over LIBOR, depending on certain terms and conditions. As of December 31, 2005, the Company has not borrowed any funds pursuant to this facility.

8. Commitments:

The Company has employment agreements with six employees. The aggregate future commitment under these agreements is as follows:

Year ending December 31,	
2006	$ 895,870
2007	433,150
2008	---
	$1,329,020

These agreements provide for additional bonus payments that are calculated as defined.

The Company leases an office and warehouse facility under a non-cancelable operating lease which expires in December 2014. The aggregate future commitment under this agreement is as follows:

Year ending December 31,	
2006	$ 386,250
2007	397,838
2008	409,773
2009	422,066
2010	434,728
Thereafter	1,873,300
	$3,923,955

Rent expense for the years ended December 31, 2005, 2004 and 2003 was $436,248, $313,167 and 299,984, respectively.

9. Income Taxes:

The provision for income taxes consists of the following:

Year ended December 31,	2005	2004	2003
Current:			
Federal	$ 734,000	$ 572,000	$ 593,000
State and local	70,000	$ 20,000	9,000
Deferred:			
Federal	334,000	1,202,000	(407,000)
	$1,138,000	$ 1,794,000	$ 195,000

The difference between the income tax provision computed at the federal statutory rate and the actual tax provision is accounted for as follows:

December 31,	2005	2004	2003
Taxes computed at the federal statutory rate	$ 904,000	$2,336,000	$ 2,920,000
State income taxes	70,000	20,000	
Permanent differences	136,000	38,000	
Utilization of net operating loss carryforward	28,000	(600,000)	(2,725,000)
	$1,138,000	$1,794,000	$ 195,000

The components of deferred income tax liabilities are as follows:

	2005	2004
State net operating loss carryforwards		$ 204,000
Temporary differences	$(478,000)	(348,000)
	$(478,000)	$(144,000)

At December 31, 2005 and 2004, the temporary differences results from depreciation and difference in revenue recognized between book and taxes.

During 2004, the Company reversed approximately $850,000 of valuation allowance, which was reducing the deferred tax asset related to the Company's net operating loss carryforwards to an amount that the Company deemed more likely than not to be realized. The Company has no valuation allowance at December 31, 2005.

The Company recognized, for income tax purposes, a tax benefit of $54,000 and $421,000 and $415,000 for the years ended December 31, 2005, 2004 and 2003, respectively, for compensation expense related to its stock option plan for which no corresponding charge to operations has been recorded. Such amounts have been added to additional paid-in capital in those years.

10. Employee Stock Option Plans:

In April 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The 1992 Plan, for which 83,334 common shares are reserved for issuance, provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options may not be exercised more than five years from the date of issuance. No more options may be granted under the 1992 Plan.

In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, for which 200,000 common shares are reserved for issuance. The 1995 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 1998, the Company adopted the 1998 Performance Equity Plan (the "1998 Plan"). The 1998 Plan, as amended, reserved 463,334 common shares for issuance. The 1998 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2000, the Company adopted the Performance Equity Plan 2000 (the "2000 Plan"). The 2000 Plan, as amended, reserved 1,230,000 common shares for issuance. The 2000 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

The Company has 285 options available for grant under the 1995 Plan, 666 options available for grant under the 1998 Plan, and 373,025 options available for grant under the 2000 Plan.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

A summary of the status of the Company's four stock option plans as of December 31, 2005 and 2004 and changes during those years is as follows:

	2005		2004	
Fixed Options	Options	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
Outstanding and exercisable at beginning of year	1,074,752	$4.53	1,114,752	$3.84
Granted during year	80,000	10.01	130,000	10.44
Exercised/forfeited	(24,667)	5.88	(170,000)	4.54
Outstanding and exercisable at end of year	1,130,085	$4.89	1,074,752	$4.53
Weighted-average fair value of options granted		$3.49		$5.66

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

Range of Exercise Price	Number Outstanding and Exercisable	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price
$1.20 – $ 1.65	205,000	5.68 years	1.21
$2.53 – $ 2.59	390,000	4.35 years	2.58
$6.27 – $ 6.97	311,335	6.00 years	6.46
$7.19 – $11.31	223,750	5.97 years	10.08
$1.20 – $11.31	1,130,085	5.36 years	$4.89

11. Warrants and Options:

In February 2003, the Company issued to an underwriter (and its designees) warrants to purchase an aggregate of 200,000 shares of the Company's common stock as compensation related to the Company's public offering. The warrants are exercisable, in whole or in part, at $4.40 per share from February 2004 through February 2008. At December 31, 2005 and 2004, warrants to purchase 195,000 shares remain outstanding.

The fair value of the warrants on the date of issuance was $775,000.

12. Employee Benefit Plan:

On September 11, 1996, CPI's board of directors instituted a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). On October 1, 1998, the Company amended and standardized both the CPI and Kolar plans as required by the Code. Pursuant to the amended plan, qualified employees may contribute a percentage of their pretax eligible compensation to the Plan and the Company will match a percentage of each employee's contribution. Additionally, the Company has a profit-sharing plan covering all eligible employees. Contributions by the Company are at the discretion of management. The amount of contributions recorded by the Company in 2005, 2004 and 2003 amounted to $91,318, $108,706 and $81,310, respectively.

13. Major Customers:

96% of the sales in 2005, 99% of the sales in 2004 and 98% of sales in 2003 were to the U.S. government.

14. Public Offering:

On February 19, 2003, the Company consummated a public offering of 2,300,000 common shares at a price of $4.00 per share raising proceeds of $7,700,000, net of offering expenses.

15. Summary of Quarterly Information (Unaudited):

	Quarter Ended			
2005	March 31,	June 30,	September 30,	December 31,
Revenue	$6,245,102	$6,313,432	$6,452,246	$6,515,624
Income from Operations	936,606	867,817	879,847	(13,984)
Net Income/(Loss)	578,656	509,193	548,498	(116,914)
Basic earnings (loss) per share	0.11	0.09	0.10	(0.02)
Diluted earnings (loss) per share	0.09	0.08	0.09	(0.01)

	Quarter Ended			
2004	March 31,	June 30,	September 30,	December 31,
Revenue	$6,228,108	$7,192,324	$7,877,023	$8,971,575
Income from Operations	1,088,018	1,547,904	1,965,399	2,269,525
Net Income	651,812	963,199	1,325,471	2,135,549
Basic earnings per share	0.12	0.18	0.25	0.39
Diluted earnings per share	0.11	0.16	0.22	0.34

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders
CPI Aerostructures, Inc.

We have audited the accompanying balance sheets of CPI Aerostructures, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPI Aerostructures, Inc. as of December 31, 2005 and 2004, and its results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

J.H. Cohn LLP
Jericho, New York
March 29, 2006

To the Board of Directors
CPI Aerostructures, Inc.

We have audited the accompanying statements of income, shareholders' equity and cash flows of CPI Aerostructures, Inc. for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations of CPI Aerostructures, Inc. and its cash flows for the year ended December 31, 2003 in conformity with United States generally accepted accounting principles

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York
January 30, 2004

Market for Common Equity and Related Shareholder Matters

Market Information

Our common shares are listed on the American Stock Exchange under the symbol CVU. The following table sets forth for 2003 and 2004, the high and low sales prices of our common shares for the periods indicated, as reported by the American Stock Exchange.

Period	High	Low
2004		
Quarter Ended March 31, 2004	$11.86	$9.45
Quarter Ended June 30, 2004	$11.70	$9.55
Quarter Ended September 30, 2004	$12.02	$8.91
Quarter Ended December 31, 2004	$11.57	$8.65
2005		
Quarter Ended March 31, 2005	$11.66	$9.55
Quarter Ended June 30, 2005	$10.14	$8.80
Quarter Ended September 30, 2005	$10.35	$8.90
Quarter Ended December 31, 2005	$10.10	$9.14

On March 24, 2006, the closing sale price for our common shares on the American Stock Exchange was $9.85. On March 24, 2006, there were 141 holders of record of our common shares and, we believe, over 2,200 beneficial owners of our common shares.

Dividend Policy

To date, we have not paid any dividends on our common shares. Any payment of dividends in the future is within the discretion of our board of directors and will depend on our earnings, if any, our capital requirements and financial condition and other relevant factors. Our board of directors does not intend to declare any cash or other dividends in the foreseeable future, but intends instead to retain earnings, if any, for use in our business operations.

CORPORATE INFORMATION

Officers

Edward J. Fred
President and
Chief Executive Officer

Vincent Palazzolo
Chief Financial Officer

Frank Funicelli
Sr. Vice President,
Business Development

Charles Munna
Vice President,
Operations

Douglas McCrosson
Vice President,
Business Development

Board of Directors



Eric Rosenfeld
Chairman



Edward J. Fred
President and
Chief Executive Officer



Arthur August
Chairman Emeritus



Kenneth McSweeney
Principal
K.F. McSweeney, Unlimited



Walter Paulick
President
W.R. Paulick and
Associates, Inc.



A.C. Providenti
President
A.C. Providenti
& Associates, Ltd.

Corporate Headquarters
CPI Aero
60 Heartland Boulevard
Edgewood, NY 11717
Tel: (631) 586-5200
Fax: (631) 586-5814
www.cpiaero.com

Transfer Agent
Communications regarding change of address, transfer of stock ownership, or lost stock certificates should be directed to:
American Stock Transfer
59 Maiden Lane
New York, NY 10038

Common Stock
CPI Aerostructures' common stock trades on The American Stock Exchange under the symbol CVU.

Counsel
Graubard Miller
405 Lexington Avenue
19th Floor
New York, NY 10036

Independent Auditors
J.H. Cohn LLP
100 Jericho Quadrangle
Jericho, NY 11753

Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036

Investor Relations
The Equity Group Inc.
800 Third Avenue – 36th Floor
New York, NY 10022
(212) 371-8660

Stockholder Contact and Form 10-K
Stockholders are encouraged to contact the Company with questions or requests for information. A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, will be sent to stockholders free of charge upon written request. Inquiries should be directed to:

Chief Financial Officer
CPI Aero
60 Heartland Boulevard
Edgewood, NY 11717
(631) 586-5200
or contact the Company at its website,
www.cpiaero.com

Design: RWI (rwidesign.com) Photography: Charles Orrico

CPI Aerostructures, Inc.
60 Heartland Blvd.
Edgewood, NY 11717

www.cpiaero.com